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                               July 20, 2023

       Ilan Levin
       Chief Executive Officer
       Moringa Acquisition Corp
       250 Park Avenue, 7th Floor
       New York, NY 10177

                                                        Re: Moringa Acquisition
Corp
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed July 13, 2023
                                                            File No. 001-40073

       Dear Ilan Levin:

              We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       General

   1. We note that you are seeking to extend your termination date to a date that is beyond your current termination
date of 30 months from your initial public offering. We also note that you are listed on The
Nasdaq Capital Market and that Nasdaq IM-5101-2 requires that a special purpose
acquisition company complete one or more business combinations within
                                                        36 months of the
effectiveness of its IPO registration statement. To the extent that you will seek to extend
your termination date to a date that is more than 36 months from your initial public
offering, please revise to state the date and clarify this intention, to explain that the proposal to
extend your termination deadline beyond 36 months does not comply with this rule, or
advise, and to disclose the risks of your non-compliance with this rule, including that your
securities may be subject to suspension and delisting from The Nasdaq
                                                        Capital Market.
 Ilan Levin
Moringa Acquisition Corp
July 20, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Catherine De Lorenzo at 202-551-3772 or Dorrie Yale at 202-551-8776
with any questions.



                                                          Sincerely,
FirstName LastNameIlan Levin
                                                          Division of
Corporation Finance
Comapany NameMoringa Acquisition Corp
                                                          Office of Real Estate
& Construction
July 20, 2023 Page 2
cc:       Gary M. Emmanuel, Esq
FirstName LastName